Exhibit 3.1

AMENDMENT NO. 2 TO THE BYLAWS OF SPEEDWAY MOTORSPORTS, INC.

The Board of Directors of Speedway Motorsports, Inc. (the “Corporation”) pursuant to the authority granted by Article 7 of the Bylaws of the Corporation, hereby amends such Bylaws by replacing Section 2.06 with the following new Section 2.06:

SECTION 2.06. VOTING

If a quorum is present, the affirmative vote of a majority of the votes cast by shares entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by class is required by the Act, the Certificate of Incorporation or these Bylaws. Where a separate vote by class is required, the affirmative vote of a majority of the votes cast by shares of such class shall be the act of such class unless the vote of a greater number is required by the Act, the Certificate of Incorporation or these Bylaws. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except as may otherwise be provided by the Act or by the Certificate of Incorporation.

Except as otherwise provided by the Act or the Certificate of Incorporation, each director nominee, other than those who may be elected by the holders of any series of Preferred Stock, shall be elected by an affirmative vote of a majority of the votes cast with respect to such director nominee by the stockholders entitled to vote in the election at a meeting at which a quorum is present, unless the number of nominees exceeds the number of directors to be elected in which case each director nominee shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. For purposes of this section, “a majority of the votes cast” means that the number of votes cast “for” such nominee must exceed the number of votes cast “against” such nominee. In the event that a nominee is already a director of the Corporation and does not receive a majority of the votes cast with respect to such nominee in an election where the number of nominees equals the number of directors to be elected, such nominee shall promptly tender his or her resignation to the Board for consideration. In the event the Board declines the resignation, the Corporation will publicly disclose the Board’s reasons for doing so.

Cumulative voting of shares is prohibited. A stockholder may vote either in person or by proxy executed in writing by the stockholder or his duly authorized attorney-in-fact. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated for holding such meeting, but in any event not later than the time designated in the order of business for so delivering such proxies. No such proxy shall be voted or acted upon after eleven months from its date, unless the proxy provides for a different period.